Market Alert: Gilliam just sold for $1.7M Inbox ×

M

Masterworks <notification@masterworks.com>
to me

Sam,

Breaking news from Christie's: a Sam Gilliam Slice just hammered at $1.744M all-in (est. $800k–$1.3M without fees), good for his #5 top price. This happened just an hour before we launched our latest Gilliam, available here!

This recent sale comes only months after Gilliam set a new top auction record in May, reinforcing the momentum and sustained demand in his market. That's two new top prices in the span of a few months!

Our newest Gilliam offering features a Slice painting from the same period—the style behind his strongest results, and our own largest investor total net return. (86% total net, 33.1% annualized after 791 days held). Past performance not indicative of future returns.

With new records stacking up, we believe the time to buy into Gilliam is right now.

Invest here and view the offering circular below.

Thanks,

The Masterworks Team
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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.
Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Sam Gilliam (Masterworks 010) not included in set of similar sales to live offering (Masterworks 509). Masterworks has offered investments in over 500 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Auction House estimates are based on a variety of unique factors. Investors are cautioned to rely on estimates as guarantees of the actual selling price. Unlike final sale price, estimates do not include fees.
Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.